UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)

OF THE INVESTMENT COMPANY OF 1940 (“ACT”)

AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT

COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger
[ ]	Liquidation
[ ]	Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Highland Special Situations Fund

3.	Securities and Exchange Commission File No.: 811-21769

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

200 Crescent Court

Suite 700

Dallas, TX 75201

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Karen Jacoppo-Wood

State Street Bank and Trust Company

100 Huntington Avenue, Mail Stop CPH0326

Boston, MA 02116

(617) 662-7193

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Highland Capital Management Fund Advisors, L.P., 200 Crescent Court, Suite 700, Dallas, TX 75201 (records relating to its functions as investment advisor)

Contact: Ethan Powell; 972-419-2575

Boston Financial Data Services, Inc., 2000 Crown Colony Drive Quincy, Massachusetts 02169-09534 (records relating to its functions as transfer agent and dividend disbursing agent)

Contact: William Weeks; 816-843-8415

State Street Bank and Trust Company, 200 Clarendon Street, 16th Floor Boston, MA 02116 (records relating to its functions as custodian, administrator and accountant)

Contact: Thomas Barry; 617-662-9073

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

State of Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Highland Capital Management Fund Advisors, L.P., 200 Crescent Court, Suite 700, Dallas, TX 75201

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[    ] Yes        [X] No

If Yes, for each UIT state:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes        [    ] No

If Yes, state the date on which the board vote took place: June 5-6, 2014

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes        [    ] No

If Yes, state the date on which the shareholder vote took place:

Shareholder approval was obtained on June 30, 2014 by written consent of the sole shareholder, Highland Capital Management, L.P., of Highland Special Situations Fund.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes        [    ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

July 1, 2014

(b)	Were the distributions made on the basis of net assets?

[X] Yes        [    ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes        [    ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Not applicable

Were any distributions to shareholders made in kind?

[    ] Yes        [    ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[    ] Yes        [X] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes        [    ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[    ] Yes        [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[    ] Yes        [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[    ] Yes        [    ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[    ] Yes        [X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$264,791.33
(ii)	Accounting expenses:	$0
(iii)	Other expenses (list and identify separately):
	Audit expenses:	$30,395.00
	Printing expenses:	$16,837.99
	Cusip Global Services (change of address) expenses:	$200.00

(iv)	Total expenses (sum of lines (i)-(iii) above):	$312,224.32

(b)	How were those expenses allocated?

All expenses of the transactions, including without limitation, accounting, legal and custodial expenses, contemplated by the Agreement and Plan of Reorganization have been borne by the Highland Opportunistic Credit Fund (“HOCF”), except to the extent the expenses of HOCF exceed the expense cap for HOCF agreed to by Highland Capital Management Fund Advisors, L.P. (“HCMFA”). Any such expenses borne by HCMFA under such expense cap agreement are subject to recoupment by HCMFA under the terms of that agreement.

(c)	Who paid those expenses?

See Response 22(b) above.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[    ] Yes        [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[    ] Yes        [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[    ] Yes        [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Highland Opportunistic Credit Fund, a series of Highland Funds I.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-21866

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

Not applicable.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Please see attached Exhibit A.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Highland Special Situations Fund, (ii) he is the Executive Vice President and Secretary of Highland Special Situations Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Ethan Powell

Ethan Powell

Executive Vice President and Secretary

Exhibit A

Agreement and Plan of Reorganization

THIS AGREEMENT AND PLAN OF REORGANIZATION dated as of June 30, 2014, is by and among the Target Company, as defined below, the Acquiring Company, as defined below, on behalf the Acquiring Fund, as defined below, and, for purposes of paragraph 10.2 of this Agreement only, Highland Capital Management Fund Advisors, L.P. (“HCMFA”).

The reorganization contemplated by this Agreement consists of the transfer of all assets of the Target Company’s shares in exchange for Acquisition Shares (as defined in paragraph 1) of the Acquiring Fund, the Acquiring Fund’s assumption of all liabilities of the Target Company and the distribution of the Acquisition Shares to the Target Company shareholder in liquidation of the Target Company, all upon the terms and conditions set forth in this Agreement.

This Agreement is adopted as a plan of reorganization and liquidation within the meaning of Section 361(a) and Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and any successor provision.

The parties therefore agree as follows:

1. DEFINITIONS.

“Acquiring Fund” means Highland Opportunistic Credit Fund, a series of the Acquiring Company.

“Acquiring Fund Prospectus” means, collectively, the prospectus and statement of additional information of the Acquiring Fund, as amended or supplemented from time to time.

“Acquiring Company” means Highland Funds I.

“Acquisition Shares” means the class Z shares of the Acquiring Fund to be issued to the Target Company in the reorganization under this Agreement.

“Closing” means the time at which the transaction contemplated by paragraph 4.1 is consummated.

“Closing Date” means the date on which the Closing occurs.

“Investments” means the Target Company’s investments that would be shown on its schedule of investments if such a schedule were prepared as of the close of business on the Valuation Date.

“Liquidation Date” means the date on which the Target Company liquidates and distributes the Acquisition Shares to its shareholder of record pursuant to paragraph 2.3.

“Obligations” means all liabilities and obligations of the Target Company of any kind whatsoever, whether absolute, accrued, contingent or otherwise, in existence on the Closing Date.

“Target Company” means Highland Special Situations Fund.

“Target Company Prospectus” means, collectively, the prospectus or statement of additional information of the Target Company, as amended or supplemented from time to time.

“Valuation Date” means the business day preceding the Closing Date.

2. TRANSFER OF ASSETS OF THE TARGET COMPANY IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ACQUISITION SHARES AND LIQUIDATION OF THE TARGET COMPANY.

2.1.	Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein,

(a)	The Target Company will transfer and deliver to the Acquiring Fund all its assets, as set forth in paragraph 2.2;

(b)	The Acquiring Fund will assume all Obligations; and

(c)	The Acquiring Fund will issue and deliver to the Target Company in exchange for the net assets of the Target Company a number of Acquisition Shares (including fractional shares, if any) determined by dividing the value of such net assets, computed in the manner and as of the time and date set forth in paragraph 3.1, by the net asset value of one Acquisition Share computed in the manner and as of the time and date set forth in paragraph 3.2. Such transactions shall take place at the Closing.

2.2.	The assets of the Target Company to be acquired by the Acquiring Fund shall consist of all cash, securities, dividends and interest receivable, receivables for shares sold and all other assets that are owned by the Target Company on the Closing Date, including any prepaid expenses, other than unamortized reorganizational expenses, shown as an asset on the books of the Target Company on the Closing Date. The Acquiring Fund agrees that all rights to indemnification and all limitations of liability existing in favor of the Target Company’s current and former trustees or directors and officers, acting in their capacities as such shall survive the reorganization, and shall continue in full force and effect, without any amendment thereto. The Acquiring Fund further agrees that such rights and limitations may be asserted against the Acquiring Fund, its successors or assigns.

2.3.	As provided in paragraph 4.4, on the Liquidation Date, the Target Company will liquidate and distribute to its shareholder of record, determined as of the close of business on the Valuation Date, the Acquisition Shares received by the Target Company pursuant to paragraph 2.1. Such liquidation and distribution will be accomplished by the transfer of the Acquisition Shares then credited to the account of the Target Company on the books of the Acquiring Fund to an open account on the share records of the Acquiring Fund in the name of the Target Company’s shareholder and representing the number of Acquisition Shares due such shareholder. The Acquiring Fund shall not be obligated to issue certificates representing Acquisition Shares in connection with such exchange.

2.4.	With respect to Acquisition Shares distributable pursuant to paragraph 2.3 to the Target Company shareholder holding a certificate or certificates for shares of the Target Company, if any, on the Valuation Date, the Target Company will not permit the shareholder to receive Acquisition Share certificates therefor, if any, to exchange such Acquisition Shares for shares of other investment companies, to effect an account transfer of such Acquisition Shares or to pledge or redeem such Acquisition Shares until the Target Company shareholder has surrendered all his or her outstanding certificates for Target Company shares or, in the event of lost certificates, if any, posted adequate bond.

2.5.	If applicable, as soon as practicable after the Closing Date, the Target Company shall file an application pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order declaring that it has ceased to be an investment company and, upon receipt of such order, shall make all filings and take all other steps as shall be necessary and proper to effect its complete dissolution under applicable state law. After the Closing Date, the Target Company shall not conduct any business except in connection with its dissolution.

3. VALUATION.

3.1.	The value of the Target Company’s assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange on the Valuation Date using the valuation procedures set forth in the organizational documents of the Acquiring Fund and/or the then current Acquiring Fund Prospectus for determining net asset value, after deduction for any expenses of the reorganization contemplated hereby to be paid by the Target Company and shall be certified by the Target Company.

3.2.	For the purpose of paragraph 3.1, the net asset value of an Acquisition Share shall be the net asset value per share computed as of the close of regular trading on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the organizational documents of the Acquiring Fund and/or the Acquiring Fund Prospectus for determining net asset value.

4. CLOSING AND CLOSING DATE.

4.1.	The Closing Date shall be on such date as the Acquiring Fund and Target Company may agree. The Closing shall be held at the offices of the Acquiring Fund (or such other place as the parties may agree), at such time as the parties may agree.

4.2.	As of the Closing Date, the Target Company’s assets, including all the Target Company’s cash shall be delivered by the Target Company to the Custodian for the account of the Acquiring Fund. All portfolio securities so delivered to be duly endorsed in proper form for transfer in such manner and condition as to constitute good delivery thereof in accordance with the custom of brokers or, in the case of portfolio securities held in the U.S. Treasury Department’s book-entry system or by the Depository Trust Company, Participants Trust Company or other third party depositories, by transfer to the account of the Custodian in accordance with Rule 17f-4, Rule 17f-5 or Rule 17f-7, as the case may be, under the 1940 Act and accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. The cash delivered shall be in the form of currency or certified or official bank checks, payable to the order of “[Custodian], custodian for [Acquiring Fund].”

4.3.	In the event that on the Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on the New York Stock Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Target Company or the Acquiring Fund is impracticable, the Closing Date shall be postponed until the first business day after the day on which trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored within three business days of the Valuation Date, this Agreement may be terminated by either the Target Company or the Acquiring Fund upon the giving of written notice to the other party.

4.4.	As of the Closing, the Target Company or its transfer agent shall deliver to the Acquiring Fund or its designated agent the name and address of the Target Company’s shareholder and the number of outstanding shares of the Target Company owned by the Target Company shareholder, and indicating the number, if any, of such shares represented by an outstanding share certificate, all as of the close of business on the Valuation Date. As of the Closing Date, the Acquiring Fund will provide to the Target Company evidence satisfactory to the Target Company that the Acquisition Shares issuable pursuant to paragraph 2.1 have been credited to the Target Company’s account on the books of the Acquiring Fund. On the Liquidation Date, the Acquiring Fund will provide to the Target Company evidence satisfactory to the Target Company that such Acquisition Shares have been credited to an open account in the name of the Target Company’s shareholder as provided in paragraph 2.3.

4.5.	At the Closing, each party shall deliver to the other such bills of sale, instruments of assumption of liabilities, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request in connection with the transfer of assets, assumption of liabilities and liquidation contemplated by paragraph 2.

5. REPRESENTATIONS AND WARRANTIES.

5.1.	The Target Company represents and warrants the following to the Acquiring Fund as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

(a)	The Target Company is validly existing and in good standing under the laws of its state of organization;

(b)	The Target Company is a duly registered investment company classified as a management company of the closed-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect;

(c)	The Target Company is not in violation in any material respect of any provision of its organizational documents or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Target Company is a party or by which the Target Company is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

(d)	The Target Company has no material contracts or other commitments (other than this Agreement and such other contracts as may be entered into in the ordinary course of its business) that if terminated may result in material liability to the Target Company or under which (whether or not terminated) any material payments for periods subsequent to the Closing Date will be due from the Target Company;

(e)	To the knowledge of the Target Company, except as has been disclosed in writing to the Acquiring Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Target Company, any of its properties or assets, or any person whom the Target Company may be obligated to indemnify in connection with such litigation, proceeding or investigation, and the Target Company is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

(f)	The statement of assets and liabilities, the statement of operations, the statement of changes in net assets, and the schedule of investments of the Target Company, as of the last day of and for its most recently completed fiscal year, audited by the Target Company’s independent registered public accounting firm (and, if applicable, an unaudited statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments for any subsequent semiannual period following the most recently completed fiscal year), copies of which have been filed with the Securities and Exchange Commission or furnished to the Acquiring Fund, fairly reflect the financial condition and results of operations of the Target Company as of such dates and for the periods then ended in accordance with generally accepted accounting principles consistently applied. In addition, the Target Company has no known liabilities of a material amount, contingent or otherwise, other than those shown on the statements of assets and liabilities referred to above or those incurred in the ordinary course of its business since the last day of the Target Company’s most recently completed fiscal year;

(g)	Since the last day of the Target Company’s most recently completed fiscal year, there has not been any material adverse change in the Target Company’s financial condition, assets, liabilities or business (other than changes occurring in the ordinary course of business), or any incurrence by the Target Company of indebtedness, except as disclosed in writing to the Acquiring Fund. For the purposes of this subparagraph (g), distributions of net investment income and net realized capital gains, changes in portfolio securities, changes in the market value of portfolio securities or net redemptions shall be deemed to be in the ordinary course of business;

(h)	The Target Company has met the requirements of Subchapter M of the Code for treatment as a “regulated investment company” within the meaning of Sections 851 and 852 of the Code in respect of each taxable year since the commencement of its operations, assuming that the Target Company has been properly classified as a corporation for federal tax purposes at all times since the commencement of its operations, and will continue to meet such requirements at all times through the Closing Date; for federal income tax purposes, the Target Company (i) is classified as a corporation, (ii) has filed its federal income tax returns as a “regulated investment company” on IRS Form 1120-RIC for each of its taxable years for which such return has been due on or prior to the Closing Date (giving effect to extensions) and (iii) intends to file its federal income tax returns as a “regulated investment company” on IRS Form 1120-RIC for its taxable year that includes the Closing Date and for any taxable year ending prior to the Closing Date for which such return has not been due as of the Closing Date (giving effect to extensions), as applicable; and the Target Company has filed a protective entity classification election on IRS Form 8832, effective as of May 1, 2014, as a precautionary measure to ensure that the Target Company is classified as a corporation for federal income tax purposes;

(i)	As of the Closing Date, all federal, state and other tax returns and reports of the Target Company required by law to have been filed by such date (giving effect to extensions) shall have been filed, and all federal, state and other taxes (if any) shown to be due on such returns and reports or on any assessment received shall have been paid, or provisions shall have been made for the payment thereof. All of the Target Company’s tax liabilities will have been adequately provided for on its books. To the best of the Target Company’s knowledge, it will not have had any tax deficiency or liability asserted against it or question with respect thereto raised by the Internal Revenue Service or by any state or local tax authority, and it will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

(j)	All issued and outstanding shares of the Target Company are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable (except as set forth in the most recent Target Company Prospectus) and will have been issued in compliance with all applicable registration or qualification requirements of federal and state securities laws. No options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of the Target Company are outstanding and none will be outstanding on the Closing Date;

(k)	The Target Company’s investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in the Target Company Prospectus, except as previously disclosed in writing to the Acquiring Fund;

(l)

The execution, delivery and performance of this Agreement has been duly authorized by the trustees of the Target Company, and, upon approval thereof by the required majority of the shareholders of the Target Company, this Agreement will constitute the valid and binding obligation of the Target Company enforceable in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and other equitable principles;

(m)	The Acquisition Shares to be issued to the Target Company pursuant to paragraph 2 will not be acquired for the purpose of making any distribution thereof other than to the Target Company’s shareholder as provided in paragraph 2.3;

(n)	The information provided by the Target Company for use in the Registration Statement referred to in paragraph 6.3, if any, shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations as applicable thereto;

(o)	No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Target Company of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”), the 1940 Act and state securities or “Blue Sky” laws (which terms used herein shall include the laws of the District of Columbia and of Puerto Rico);

(p)	On the Closing Date, the Target Company will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 2.1 and will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other of its assets and liabilities to be transferred to the Acquiring Fund pursuant to this Agreement. At the Closing Date, subject only to the delivery of the Investments and any such other assets and liabilities and payment therefor as contemplated by this Agreement, the Acquiring Fund will acquire good and marketable title thereto and will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof, except as previously disclosed to the Acquiring Fund; and

(q)	No registration of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Target Company or the Acquiring Fund, except as previously disclosed by the Target Company to the Acquiring Fund.

5.2.	The Acquiring Fund represents and warrants the following to the Target Company as of the date hereof and agrees to confirm the continuing accuracy and completeness in all material respects of the following on the Closing Date:

(a)	The Acquiring Company is duly organized, validly existing and in good standing under the laws of Delaware;

(b)	The Acquiring Company is a duly registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission as an investment company under the 1940 Act is in full force and effect, and the Acquiring Fund is a separate series thereof duly designated in accordance with the applicable provisions of the organizational documents of the Acquiring Company and the 1940 Act;

(c)

On the Closing Date, the Registration Statement (referred to in paragraph 6.3) under the 1933 Act with respect to the Acquisition Shares will, as of the Closing Date, be in full force and effect and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Acquiring Fund or the Target Company, threatened by the Securities and Exchange Commission, and such Registration Statement will conform in all material respects to the applicable requirements of the 1933 Act and the rules and regulations of the Securities and Exchange Commission thereunder and does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there are no material contracts to which the Acquiring Fund is a party that are not referred to in the Acquiring Fund Prospectus or in the Registration Statement of which it is a part;

(d)	On the Closing Date, the Acquiring Fund will have good and marketable title to its assets;

(e)	The Acquiring Fund is not in violation in any material respect of any provisions of its organizational documents or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which the Acquiring Fund is bound, and the execution, delivery and performance of this Agreement will not result in any such violation;

(f)	To the knowledge of the Acquiring Fund, except as has been disclosed in writing to the Target Company, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquiring Fund, any of its properties or assets, or any person whom the Acquiring Fund may be obligated to indemnify in connection with such litigation, proceeding or investigation, and the Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated hereby;

(g)	The Acquiring Fund was established by the trustees of the Acquiring Company in order to effect the transactions described in this Agreement. It being understood that the Acquiring Fund was formed solely for the purpose of consummating the reorganization with the Target Company, the Acquiring Fund will not hold more than a nominal amount of assets necessary to facilitate its organization and will not carry on any business activities (other than such activities as are customary to the organization of a new series of a registered investment company prior to its commencement of investment operations) between the date hereof and the Closing Date;

(h)	As of the Closing Date, the Acquiring Fund has no known liabilities of a material nature, contingent or otherwise, other than liabilities incurred pursuant to this Agreement.

(i)	The Acquiring Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a “regulated investment company” within the meaning of Section 851 and 852 of the Code in respect of each taxable year, and will not take any action inconsistent with meeting such requirements at any time through the Closing Date. With respect to its income tax return for its taxable year that includes the day after the Closing Date, the Acquiring Fund will file such return on IRS Form 1120-RIC. The Acquiring Fund intends to comply in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its shares of beneficial interest and to withholding in respect of dividends and other distributions to shareholders and to avoid any potential material penalties that could be imposed thereunder;

(j)

As of the Closing Date, no federal, state or other tax returns of the Acquiring Fund will have been required by law to be filed and no federal, state or other taxes will be due by the Acquiring Fund; the Acquiring Fund will not have been required to pay any assessments; and the Acquiring Fund will not have any tax liabilities. Consequently, as of the Closing Date, the Acquiring Fund will not have any tax deficiency or liability asserted against it or question with respect thereto raised, and the Acquiring Fund will not be under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid;

(k)	As of the Closing Date, the Acquiring Fund will have no shares of beneficial interest issued and outstanding prior to the consummation of the reorganization. On and after the Closing Date, the authorized capital of the Acquiring Fund will consist of an unlimited number of shares of beneficial interest, no par value per share. No options, warrants or other rights to subscribe for or purchase, or securities convertible into, any shares of common stock of the Acquiring Fund are outstanding and none will be outstanding on the Closing Date;

(l)	The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes the valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and other equitable principles;

(m)	The Acquisition Shares to be issued and delivered to the Target Company pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued shares in the Acquiring Fund, and will be fully paid and non-assessable (except as set forth in the Acquiring Fund Prospectus) by the Acquiring Fund, and no shareholder of the Acquiring Fund will have any preemptive right of subscription or purchase in respect thereof;

(n)	The information provided by the Acquiring Fund for use in the Registration Statement referred to in paragraph 6.3, if any, shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations applicable thereto; and

(o)	No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act and state securities or “Blue Sky” laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

6. COVENANTS OF THE TARGET COMPANY AND THE ACQUIRING FUND.

The Target Company and the Acquiring Fund hereby covenant and agree with the other as follows:

6.1.	The Target Company will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include regular and customary periodic dividends and distributions.

6.2.	The Target Company for which shareholder approval of the transactions contemplated hereby is required under the 1940 Act, by applicable state law or the Target Company’s charter will obtain written consent of the sole shareholder prior to the Closing Date to act upon this Agreement and take all other reasonable action necessary to obtain the required shareholder approval of the transactions contemplated hereby.

6.3.	The Acquiring Fund will prepare a registration statement on Form N-1A (the “Registration Statement”), which the Acquiring Fund will file for registration under the 1933 Act of the Acquisition Shares to be distributed to the Target Company’s shareholder pursuant hereto, all in compliance with the applicable requirements of the 1933 Act, the 1934 Act, and the 1940 Act.

6.4.	The information to be furnished by each of the Target Company and the Acquiring Fund for use in the Registration Statement, if any, as referred to in paragraph 6.3, shall be accurate and complete in all material respects and shall comply with federal securities and other laws and regulations thereunder applicable thereto.

6.5.	The Acquiring Fund will advise the Target Company promptly if at any time prior to the Closing Date the assets of the Target Company include any securities that the Acquiring Fund is not permitted to acquire.

6.6.	Subject to the provisions of this Agreement, the Target Company and the Acquiring Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to cause the conditions to the other party’s obligations to consummate the transactions contemplated hereby to be met or fulfilled and otherwise to consummate and make effective such transactions.

6.7.	The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state securities or “Blue Sky” laws as it may deem appropriate in order to continue its operations after the Closing Date.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TARGET COMPANY.

The obligation of the Target Company to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

7.1.	The Acquiring Fund shall have delivered to the Target Company a certificate executed in its name by its President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Target Company and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Acquiring Fund has complied with all the covenants and agreements and satisfied all of the conditions on its part to be performed or satisfied under this Agreement at or prior to the Closing Date.

7.2.	The Target Company shall have received a favorable opinion of counsel of the Acquiring Fund, dated the Closing Date and in a form satisfactory to the Target Company, to the following effect:

(a)	The Acquiring Company is validly existing under the laws of its state of organization and has power to own all of its properties and assets and to carry on its business as presently conducted, and the Acquiring Fund is a separate series thereof duly constituted in accordance with the applicable provisions of the 1940 Act and the organizational documents of the Acquiring Company;

(b)	This Agreement has been duly authorized, executed and delivered on behalf of the Acquiring Fund and, assuming the Registration Statement referred to in paragraph 6.3, complies with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Target Company, is the valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and other equitable principles;

(c)	The Acquiring Fund has the power to assume the liabilities to be assumed by it hereunder and, upon consummation of the transactions contemplated hereby, the Acquiring Fund will have duly assumed such liabilities;

(d)	The Acquisition Shares to be issued for transfer to the Target Company’s shareholder as provided by this Agreement are duly authorized and upon such transfer and delivery will be validly issued and outstanding and, assuming receipt by the Acquiring Fund of the consideration contemplated hereby, fully paid and nonassessable shares in the Acquiring Fund, and no shareholder of the Acquiring Fund has any preemptive right of subscription or purchase in respect thereof; and

(e)	The execution and delivery of this Agreement did not, and the performance by the Acquiring Fund of its obligations hereunder will not, violate the Acquiring Fund’s organizational documents.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.

The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Target Company of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

8.1.	The Target Company shall have delivered to the Acquiring Fund a certificate executed in its name by its President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Target Company made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and that the Target Company has complied with all the covenants and agreements and satisfied all of the conditions on its part to be performed or satisfied under this Agreement at or prior to the Closing Date;

8.2.	The Acquiring Fund shall have received a favorable opinion of counsel to the Target Company dated the Closing Date and in a form satisfactory to the Acquiring Fund, to the following effect:

(a)	The Target Company is validly existing under the laws of its state of organization and has power to own all of its properties and assets and to carry on its business as presently conducted;

(b)	This Agreement has been duly authorized, executed and delivered on behalf of the Target Company and, assuming the Registration Statement referred to in paragraph 6.3, if any, complies with applicable federal securities laws and assuming the due authorization, execution and delivery of this Agreement by the Acquiring Fund, is the valid and binding obligation of the Target Company enforceable against the Target Company in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and other equitable principles;

(c)	The Target Company has the power to sell, assign, transfer and deliver the assets to be transferred by it hereunder, and, upon consummation of the transactions contemplated hereby, the Target Company will have duly transferred such assets to the Acquiring Fund; and

(d)	The execution and delivery of this Agreement did not, and the performance by the Target Company of its obligations hereunder will not, violate the Target Company’s organizational documents.

8.3.	Reserved.

8.4.	The Target Company shall have furnished to the Acquiring Fund a certificate as to the adjusted tax basis in the hands of the Target Company of the securities delivered to the Acquiring Fund pursuant to this Agreement, and shall have delivered a copy of the tax books and records of the Target Company necessary for purposes of preparing any tax returns required by law to be filed by the Acquiring Fund after the Closing Date.

9. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TARGET COMPANY AND THE ACQUIRING FUND.

The respective obligations of the Target Company and the Acquiring Fund hereunder are subject to the further conditions that on or before the Closing Date:

9.1.	This Agreement and the transactions contemplated herein shall have received all necessary shareholder approvals referred to in paragraph 6.2, if any.

9.2.	On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated hereby.

9.3.	All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Securities and Exchange Commission and of state “Blue Sky” and securities authorities) deemed necessary by the Target Company or the Acquiring Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except when failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Target Company or the Acquiring Fund.

9.4.	The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

9.5.	The Target Company and the Acquiring Fund shall have received a favorable opinion of Ropes & Gray LLP satisfactory to each of them (which opinion will be subject to certain qualifications), substantially to the effect that, on the basis of existing provisions of the Code, U.S. Treasury regulations promulgated thereunder, current administrative rules and court decisions, as further described below, generally for U.S. federal income tax purposes:

(a)	The transaction contemplated by this Agreement will constitute a reorganization within the meaning of
Section 368(a)(1) of the Code, and the Target Company and the Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b)	Under Sections 361 and 357 of the Code, no gain or loss will be recognized by the Target Company upon (i) the transfer of all its assets to the Acquiring Fund in exchange for Acquisition Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Company or (ii) the distribution of the Acquisition Shares by the Target Company to its shareholder in liquidation;

(c)	Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the Target Company in exchange for the Acquisition

Shares and the assumption by the Acquiring Fund of all liabilities and obligations of the Target Company;

(d)	Under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the assets of the Target Company transferred to the Acquiring Fund will be the same as the Target Company’s tax basis of such assets immediately prior to the transfer;

(e)	Under Section 1223(2) of the Code, the Acquiring Fund’s holding periods for the assets received from the Target Company will include the periods during which such assets were held by the Target Company;

(f)	Under Section 354 of the Code, no gain or loss will be recognized by the Target Company’s shareholder upon the exchange of all of their shares of the Target Company for the Acquisition Shares;

(g)	Under Section 358 of the Code, the aggregate tax basis of Acquisition Shares received by the shareholder of the Target Company will be the same as the aggregate tax basis of the Target Company’s shares exchanged therefor;

(h)	Under Section 1223(1) of the Code, the Target Company shareholder’s holding period for the Acquisition Shares received will be determined by including the shareholder’s holding period for the Target Company shares exchanged therefor, provided the shareholder held such Target Company shares as capital assets on the date of the exchange; and

(i)	The Acquiring Fund will succeed to and take into account the items of the Target Company described in
Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury regulations thereunder.

Each opinion will be based on certain factual certifications made by officers of the Target Company and the Acquiring Fund, and will also be based on customary assumptions. Each opinion may note and distinguish certain published precedent. The opinions are not guarantees that the tax consequences of the reorganizations will be as described above. There is no assurance that the Internal Revenue Service or a court would agree with the opinions.

9.6	At any time prior to the Closing, any of the foregoing conditions of this Agreement may be waived jointly by the board of trustees, or the officers in consultation with counsel to the fund, of each of the Target Company and the Acquiring Fund, if, in their judgment, such waiver will not have a material adverse effect on the interests of the shareholder(s) of the Target Company or the Acquiring Fund.

10. BROKERAGE FEES AND EXPENSES.

10.1.	Each of the Target Company and the Acquiring Fund represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

10.2.	All expenses of the transactions, including without limitation, accounting, legal and custodial expenses, contemplated by this Agreement shall be borne by the Acquiring Fund, except to the extent the expenses of the Acquiring Fund exceed the expense cap for the Acquiring Fund agreed to by HCMFA. Any such expenses borne by HCMFA under such expense cap agreement shall be subject to recoupment by HCMFA under the terms of that agreement.

11. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES.

11.1.	Each of the Target Company and the Acquiring Fund agrees that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

11.2.	The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder except paragraphs 2.1, 2.2, 2.3, 2.5, 6.4, 6.6, 10, 11, 14 and 15.

12. TERMINATION.

12.1.	This Agreement may be terminated by the mutual agreement of the Target Company and the Acquiring Fund. In addition, either the Target Company or the Acquiring Fund may at its option terminate this Agreement at or prior to the Closing Date because:

(a)	of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed by the other party at or prior to the Closing Date;

(b)	a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met; or

(c)	any governmental authority of competent jurisdiction shall have issued any judgment, injunction, order, ruling or decree or taken any other action restraining, enjoining or otherwise prohibiting this Agreement or the consummation of any of the transactions contemplated herein and such judgment, injunction, order, ruling, decree or other action becomes final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this paragraph 12.1(c) shall have used its reasonable best efforts to have such judgment, injunction, order, ruling, decree or other action lifted, vacated or denied.

If any transaction contemplated by this Agreement has not been substantially completed by the first anniversary of this Agreement, this Agreement shall automatically terminate on that date with respect to that transaction, unless a later date is agreed to by both the Target Company and the Acquiring Fund.

12.2.	If for any reason any transaction contemplated by this Agreement is not consummated, no party shall be liable to any other party for any damages resulting therefrom, including without limitation consequential damages.

13. AMENDMENTS.

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Target Company and Acquiring Fund; provided, however, that no amendment that under applicable law requires approval by the shareholder(s) of the Target Company or the Acquiring Fund, as applicable, shall be effective without such approval having been obtained.

14. NOTICES.

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Target Company or the Acquiring Fund, 200 Crescent Court, Suite 700, Dallas, Texas 75201, Attention: Highland Funds I Secretary.

15. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; NON- RECOURSE.

15.1.	The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15.2.	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

15.3.	This Agreement shall be governed by and construed in accordance with the domestic substantive laws of Delaware, without giving effect to any choice or conflicts of law rule or provision that would result in the application of the domestic substantive laws of any other jurisdiction.

15.4.	This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

[THE REST OF THIS PAGE IS INTENTIONALLY BLANK.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as set forth below.

Highland Special Situations Fund
Attested by:

/s/ Dustin Norris
Name: Dustin Norris	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Treasurer

Highland Funds I
On behalf of the Acquiring Fund

Attested by:

/s/ Dustin Norris
Name: Dustin Norris	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Treasurer

Solely for purposes of Paragraph 10.2 of the Agreement
HIGHLAND CAPITAL MANAGEMENT FUND

ADVISORS, L.P.
Attested by:

/s/ Dustin Norris
Name: Dustin Norris	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Treasurer

Share Class Mapping
Target Company Share Class	Acquiring Fund Share Class
Common Stock	Class Z